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Ron Gonen · 2nd 🔗

Founder & CEO at Closed Loop Partners

New York, New York · 500+ connections · **Contact info**

⭕ **Closed Loop Partners**

⚜ **Columbia University - Columbia Business School**

About

Ron is the CEO of Closed Loop Partners, a New York based investment firm comprised of venture capital, growth equity, private equity, project finance and an innovation center focused on building the circular economy. Investors include many of the world's largest retailers and consumer goods companies as well as family offices interested in investments that provide strong financial returns and tangible social impact.

Prior to Closed Loop Partners, Ron was the Deputy Commissioner of Sanitation in New York City in the Bloomberg Administration. He oversaw the collection and processing of NYC's paper, metal, glass, plastic, textile waste, electronic waste, organics, and hazardous waste as well as public policy. In 2013, NRDC and Earth Day New York named Ron as the Public Official of the Year in New York City.

Ron has been an Adjunct Professor at Columbia Business School since 2010. In 2012, he was the recipient of the Social Enterprise Center Award for Excellence in Teaching.

Ron has been recognized with a number of business and environmental awards including recognition as a 'Champion of the Earth' by the United Nations Environment Program which is the highest distinction for environmental protection given by the United Nations and recognizes outstanding visionaries and leaders in the fields of policy, science and entrepreneurship and the Medal of Excellence from Columbia University which recognizes alumnus under the age of 45 for excellence in scholarship, public service and professional life.

The companies that he has led have been recognized as innovators in sustainable business practices. Recognitions include The Conference of Mayors – Public/Private Partnership of the Year, Technology Pioneer from the World Economic Forum and the Wall Street Journal's #1 Venture Backed Cleantech Company Of The Year.

Earlier in his career, Ron was the Co-Founder and CEO of RecycleBank from 2003-2010. He started his career at Deloitte Consulting. Ron was a Henry Catto Fellow at the Aspen Institute and past term member of the Council on Foreign Relations. He holds a number of technology and business method patents in the recycling industry.

He received an MBA from Columbia Business School.

Activity

8,504 followers

 **Bridget Croke onstage at #GreenBiz20 with Nina Goodrich, Julie Zaniewski an...**
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 **The North Face's latest quest? Clothes that last forever**
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23 Reactions • 1 Comment

 **Key ingredients for scaling circular reuse business models**
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 **Key ingredients for scaling circular reuse business models**
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Experience



Founder & CEO
Closed Loop Partners · Full-time
Jan 2014 – Present · 6 yrs 2 mos
Greater New York City Area



Adjunct Professor
Columbia Business School
Sep 2010 – Present · 9 yrs 6 mos

Deputy Commissioner of Sanitation, Recycling and Sustainability: Bloomberg Administration in NYC
New York City
May 2012 – May 2014 · 2 yrs 1 mo
Greater New York City Area

Responsible for New York City's recycling program, including residential, school and institutional curbside collection, organics, ewaste, textiles, hazardous waste etc. Responsible for implementing mayor Bloomberg's solid waste management plan goal of for recycling and waste diversion.



Co-Founder & CEO, RecycleBank
RecycleBank
May 2004 – 2010 · 6 yrs



Senior Consultant
Deloitte Consulting
1999 – 2002 · 3 yrs

Education



Columbia University - Columbia Business School
MBA
2002 – 2004

Skills & Endorsements

Sustainability · 99+

 Endorsed by **Ben Larkey and 25 others** who are highly skilled at this

 Endorsed by **2 of Ron's colleagues at Columbia Business School**

Entrepreneurship · 99+

 Endorsed by **Andrew Williamson and 17 others** who are highly skilled at this

 Endorsed by **4 of Ron's colleagues at Columbia Business School**

Environmental Awareness · 90

 Endorsed by **David Biderman and 8 others** who are highly skilled at this

 Endorsed by **15 of Ron's colleagues at Recyclebank**

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Recommendations

Received (0)   **Given (12)**



Gulnara Zhakupova
Project Director,
TEDxSemey Organizer,
Social Work Expert,
Trainer/Lecturer,
Community Leader
January 23, 2016, Ron was
Gulnara's teacher

Gulnara was an excellent student in my class at Columbia. She
has excellent vision and dedication.



Meeta Gournay
Co-Founder @ THREE
SPIRIT
November 7, 2012, Ron
managed Meeta directly

Meet is the best. She was single handily responsible for
launching RecycleBank in the Uk. She is a great team member,
independent when she needs to be, can manage multiple things
at once and clients love her.

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Accomplishments

1 Language
Spanish, Hebrew ⌄

Interests

Impact Investing Forum- present...
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 **MAISON-DE-MODE.COM**
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 **Adam Lashinsky** in
Executive Editor, Fortune
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 **Jigar Shah** in
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 **Mundo PMMI**
885 followers

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